Exhibit 99.1

Formula Systems Ltd.

New Rating

Issuer Credit Rating Of ‘ilA+ Assigned; Outlook Stable

Primary Credit Analyst

Matan Benjamin, 972-3-7539731 matan.benjamin@standardandpoors.com

Secondary Credit Analyst

Zvi Boimer, 972-3-7539723 zvi.boimer@standardandpoors.com

Table of Contents

Summary
Rating Action
Rationale
Outlook
Collateral
Modifiers
Related Criteria And Research

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot. In the case of any discrepancy with the official Hebrew version published on August 30, 2015, the Hebrew version shall apply.

New Rating	August 30, 2015 | 1

Formula Systems Ltd.

New Rating

Issuer Credit Rating Of ‘ilA+ Assigned; Outlook Stable

Summary

•	Through its subsidiaries and affiliates, Matrix, Sapiens, Magic and Insync, Formula Systems Ltd. (“Formula”) develops, markets and distributes software and software tools and provides software services to computerized systems.

•	Formula’s credit rating reflects, on the one hand, Matrix’s strong competitive position in the Israeli IT market and the high growth rates of Magic and Sapiens, and, on the other hand, a relatively weak competitive position in global markets due to a limited scope of operations and IP rights compared with similar global competitors.

•	The rating also reflects the relatively low leverage as expressed in an adjusted gross debt-to-EBITDA ratio of about 2.5x and an expected LTV (loan-to-value) ratio of about 16% after the debt issuance.

•	Formula plans to issue two new bond series at aggregate par value of NIS 250 million ($65 million) and use the proceeds to expand operations through new investments or alternatively to increase its holdings in its subsidiaries and affiliates.

•	We are assigning an ‘ilA+’ issuer credit rating for Formula and ‘ilA+’ issue ratings for Series A and B bonds that the company intends to issue.

•	The stable outlook reflects our assessment that Matrix will maintain its leading position in the Israeli IT market and that Magic and Sapiens’ operating performance will remain stable or improve. The outlook also reflects our assessment that the adjusted gross debt-to-EBITDA ratio will remain under 3.0x and that the LTV ratio will not materially differ from our expectations (after the issuance).

Rating Action

On August 30, 2015, Standard & Poor’s Maalot assigned its ‘ilA+’ rating to Formula Systems Ltd., operating in the development, marketing and distribution of software and software tools and in providing software services to computerized systems. Standard & Poor’s Maalot also assigned ‘ilA+’ issue ratings to Series A and B bonds that the company plans to issue, at a total value of NIS 250 million.

Rationale

Formula Systems Ltd. (“Formula”) was established in 1985 and its shares are traded on the Tel-Aviv Stock Exchange and on the NASDAQ. Through its subsidiaries and affiliates, Matrix IT Ltd. (50%), Sapiens International N.V. (49.96%), Magic Software Enterprises Ltd. (45.6%) and Insync Staffing Inc. (90%), the company operates in the development, marketing and distribution of software and software tools and in providing software services to computerized systems. Matrix, Sapiens and Magic are listed companies on the Tel-Aviv Stock Exchange (member of the Tel Aviv 100 index), while Sapiens and Magic are listed on the NASDAQ. The controlling shareholder of the company is the Polish Asseco group (46.33%), which focuses on the development and marketing of software and IT services to organizations.

Our assessment of Formula’s business risk profile reflects the following major factors:

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Formula Systems Ltd.

•	Matrix’s strong market position in the Israeli IT market. Matrix is one of the leading companies in the Israeli IT market and enjoys a positive reputation and a strong brand name for a long period.

•	Matrix’s exposure to risks posed by the Israeli IT services market, including price competition which erodes profitability over time.

•	A large variety of products and services provided by Formula, and a diversified customer base in a variety of industries.

•	Significant growth in Sapiens’ and Magic’s activity. In 2014, Sapiens’ and Magic’s revenues grew by 16% and 13% respectively. This growth was achieved, in part, through mergers and acquisitions with companies operating in similar businesses and through implementing reorganization and efficiency measures which supported client base expansion and an increase in follow-up sales to existing clients.

•	Relatively high barriers to entry in Sapiens’ markets which are based on long-term relationships with clients and high cost of changing software suppliers.

•	Limited revenue and EBITDA base compared to competitors in global markets. Global competitors enjoy economies of scale which enables them to bear the high costs of R&D and make material capital investments.

•	Relatively low scope of IP rights and limited R&D capabilities. A large share of the company’s revenues derives from services, and the rest is accounted for by license sales. Ownership of IP rights and R&D capabilities are crucial for establishing barriers to entry and a leading market position.

Given Formula’s comportment (high exposure to subsidiaries and affiliates operating risk, material involvement in subsidiaries and affiliates management and business strategy and a view of its holdings as long-term core investments), we examine the company’s financial risk profile mainly on the basis of its consolidated financial statements, and view its LTV ratio as an indicative ratio. Since December 2014, Formula’s financial statements include a full consolidation of Matrix, Sapiens and Insync, while Magic is an affiliated company and treated via the equity method. Therefore, we adjust Formula’s consolidated EBITDA by the amount of dividends received from Magic.

In our base case scenario we assume that Formula’s adjusted EBITDA will be $90-100 million in 2015. After the debt issuance, we foresee a gross debt-to-adjusted EBITDA ratio of 2.5x-3.0x in 2015 and 2.0x-2.5x in 2016. The company’s LTV ratio is expected to be about 16% post-issuance, assuming no material change in the value of the investment portfolio, which we value at $560 million as of August 25, 2015.

Our base case scenario for 2015-2016 reflects the following major assumptions:

•	10%-15% annual growth in Sapiens’ sales in 2015 and 2016, and 3%-6% annual growth in Matrix’s sales;

•	A 12%-14% EBITDA margin in 2015 and 2016;

•	$3.5-4.5 million annual dividend receipts from Magic;

•	$10-12 million annual dividend distribution by Formula;

•	$65 million debt issuance;

•	No surplus cash adjustment netted from debt.

Based on these assumptions, we expect the following debt coverage ratios:

•	Gross debt-to-adjusted EBITDA ratio of 2.5x-3.0x in 2015 and about 2.0x-2.5x in 2016;

•	Post-issuance LTV ratio of about 16%.

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Formula Systems Ltd.

Liquidity

Formula’s liquidity profile is “Adequate” according to our criteria. We assess Formula’s liquidity on a standalone basis, as a holding company. We believe that the fact that Formula’s portfolio is mostly comprised of listed assets provides the company with some financial flexibility. Nevertheless, the company’s current stakes in its major subsidiaries and affiliates reduce its willingness to sell parts of its holdings, which could cause Formula to relinquish its controlling shareholder status. In addition, Formula’s lack of full control over its subsidiaries sets limitations on up-streaming of cash flow from subsidiaries. The company is therefore dependent on dividends from subsidiaries to serve its debt. Despite the above, we note that Formula, as a controlling shareholder, has significant influence over dividend distribution in affiliated companies, whose cash balances are currently high. It should also be noted that Magic and Matrix have an official policy of distributing dividends of up to 50% and 75% of net income, respectively. Sapiens regularly distributes up to 50% of its net income despite not having an official dividend policy.

We expect the company's liquidity sources to exceed funding needs for the next 12 months by more than 1.2x.

Our base case liquidity scenario assumes that the primary liquidity sources available to the company in the 12 months beginning on June 30, 2015, are:

•	Approximately $ 20.5 million in unrestricted cash available as of June 30, 2015;

•	Approximately $ 16 million expected dividend income from subsidiaries and affiliates.

We assume the company’s primary liquidity uses in the same period to be:

•	Repayment of contractual debt of approximately $6.5 million;

•	Interest payments of approximately $2.8 million;

•	General and administrative expenses of approximately $2 million;

•	Dividend distribution of approximately $ 12 million.

Outlook

The stable outlook reflects our view that Matrix will maintain its leading position in the Israeli IT market and that Magic and Sapiens’ operating performance will remain stable. The outlook also reflects our assessment that the gross debt-to-EBITDA ratio will remain below 3.0x and that the expected LTV ratio will not materially change after the upcoming debt issuance.

Downside Scenario

An increase in the debt-to-EBITDA ratio to above 3.0x or a material deviation in the LTV ratio from our expected level after the debt issuance may exert negative pressure on the rating. This could occur as a result of deterioration in subsidiaries and affiliates operating performance or market value, or due to significant growth in the group’s financial debt for the purpose of new acquisitions or large scale dividend distributions.

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 Formula Systems Ltd.

Upside Scenario

We may consider a positive rating action if the company’s revenues and EBITDA base grow materially and the EBITDA margin is above 20%. A positive rating action is also conditioned on the gross debt-to-EBITDA ratio being consistently below 2.0x.

Collateral

Bond series A which Formula plans to issue will carry a security package which includes a fixed first pledge on Matrix shares, Magic shares and Sapiens shares. According to our criteria for notching up of secured debt, Bond series A is not eligible for notching up compared to Formula’s ilA+ issuer credit rating.

Modifiers

Diversification portfolio effect: Neutral
Capital structure: Neutral
Liquidity: Neutral
Financial policy: Neutral
Management/Governance: Neutral
Comparable ratings analysis: Negative

Related Criteria And Research

•	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

•	National And Regional Scale Credit Ratings, September 22, 2014

•	Standard & Poor’s National And Regional Scale Mapping Tables, September 30, 2014

•	Standard & Poor’s Ratings Definitions, November 20, 2014

•	Methodology: Timeliness OF Payments: Grace Periods, Guarantees, And Use of ‘D’ and ‘SD’ Ratings, October 24,

•	Use Of CreditWatch And Outlooks, September 14, 2009

•	Corporate Methodology: Ratios And Adjustments, November 19, 2013

•	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012

•	Methodology: Industry Risk, November 19, 2013

•	Country Risk Assessment Methodology And Assumptions, November 19, 2013

•	Key Credit Factors For The Technology Hardware And Semiconductors Industry, November 19, 2013

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Formula Systems Ltd.

Rating Detail (As of 30-August-2015)

Formula Systems Ltd.
Issuer Credit Rating	ilA+/Stable

Senior Secured Debt
Series A Bonds	ilA+

Senior Unsecured Debt
Series B Bonds	ilA+

Rating History
August 30, 2015	ilA+/Stable

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